KOMERČNÍ BANKA, a. s.
P.O. BOX 839
114 07 PRAHA 1
Fax No.: 420- 2- 24229483
Tel.No.: 420- 2 - 224 32005

02 OCT 22 AM 11:05

Registration No.
82-4154

02055478

FACSIMILE MESSAGE

To: *Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549*

Attn: Special Counsel, Office of International Corporate Finance

Fax No.: 001 202 9429 525

From: Ms Sylva Floríková,
Compliance
Komerční banka, a. s., Prague, Czech Republic

Number of pages : 2
(including this page)

Date: 18.10. 2002

Subject:: Principal shareholders

SUPPL

Dear Sirs,

We are sending you the principal shareholders of Komerční banka, a. s. as of 30. 9. 2002.

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

Yours Sincerely,

Sylva Floríková
Director of Compliance

10/28

THE PRINCIPAL SHAREHOLDERS OF KOMERČNÍ BANKA, a. s.

as of 30. 9. 2002

SHAREHOLDER	HEAD OFFICE	NUMBER OF SHARES	PROPORTION OF EQUITY
SOCIETE GENERALE, S. A.	29 BLD HAUSSMANN, PARIS	22,940,227	60.353%
BANK OF NEW YORK ADR DEPARTMENT	101 Barclay Street, New York	2,411,645	6.345%
OTHER SHAREHOLDERS		12,657,980	33.302%

PROPORTION OF KB EQUITY


SOCIETE GENERALE
BANK OF NEW YORK ADR DEPARTMENT
OTHER SHAREHOLDERS